UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Pactera Technology International Ltd.

(f/k/a HiSoft Technology International Limited)

(Name of Issuer)

American Depositary Shares*

(Title of Class of Securities)

695255 10 9**

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The American Depositary Shares each represent nineteen common shares, par value $0.0001 per share, of the Issuer.
**	This CUSIP number applies to the American Depositary Receipts, which evidence the American Depositary Shares.

CUSIP NO. 695255 10 9	Page 2 of 6

1.	Name of reporting persons: I.R.S. Identification Nos. of above persons (entities only): DNB Asset Management AS
2.	Check the appropriate box if a member of a group: (a) ☐ (b) ☐
3.	SEC use only:
4.	Citizenship or place of organization: Kingdom of Norway
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power: 4,377,713*
	6.	Shared voting power: 0
	7.	Sole dispositive power: 4,377,713*
	8.	Shared dispositive power: 0
9.	Aggregate amount beneficially owned by each reporting person: 4,377,713* (see Item 4)
10.	Check if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row 9: 4.9%
12.	Type of reporting person: IA

*	American Depositary Shares each representing nineteen common shares, par value $0.0001 per share, of the Issuer.

CUSIP NO. 695255 10 9	Page 3 of 6

Item 1(a).	Name of issuer:

Pactera Technology International Ltd. (f/k/aHiSoft Technology International Limited)

Item 1(b).	Address of issuer’s principal executive offices:

3/F, Building 8

Zhongguancun Software Park

Haidian District, Beijing F4 100193

People’s Republic of China

Item 2(a).	Names of person filing:

DNB Asset Management AS

Item 2(b).	Address of principal business office:

Ovre Slottsgate 3

Oslo, Norway N-0021

Item 2(c).	Citizenship:

Citizenship is set forth in Row 4 of the cover page for the Reporting Person and is incorporated herein by reference.

Item 2(d).	Title of class of securities:

American Depositary Shares. Each American Depositary Share represents nineteen common shares, par value $0.0001 per share, of the Issuer.

Item 2(e).	CUSIP No.:

43358R 10 8

Item 3.	If this statement is filed pursuant to Secs. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(e) ☒	An investment adviser in accordance with Sec. 240.13d-1(b)(1)(ii)(E);

CUSIP NO. 695255 10 9	Page 4 of 6

Item 4.	Ownership

(a)	Amount beneficially owned: 4,377,713*

(b)	Percent of class: 4.9%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 4,377,713*

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 4,377,713*

(iv)	Shared power to dispose or to direct the disposition of: 0

DNB Asset Management AS (“DNB”) is the investment manager of a number of funds and managed accounts and is deemed to be interested in voting rights in the issuer by virtue of the investment management relation.

DNB disclaims beneficial ownership of these securities except to the extent of management fees, performance fees or other fees received from the funds and managed accounts which DNB is the investment manager and has discretionary investment power over the securities held by each of these funds and managed accounts.

Item 5.	Ownership of 5 percent or Less of a Class:

 Not Applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person:

 Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

 Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

 Not Applicable.

*	American Depositary Shares each representing nineteen common shares, par value $0.0001 per share, of the Issuer.

CUSIP NO. 695255 10 9	Page 5 of 6

Item 9.	Notice of Dissolution of Group:

 Not Applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 695255 10 9	Page 6 of 6

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2013

DNB ASSET MANAGEMENT AS

By:	/s/ Asle Eide
Name: Asle Eide
Title: Compliance Officer